Filed by Google Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: On2 Technologies, Inc.

Registration Statement No.: 333-161858

This filing relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of August 4, 2009, among On2 Technologies, Inc. (“On2”), Google Inc. (“Google”), and Oxide Inc., a wholly owned subsidiary of Google.

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PRESS RELEASE

On2 Announces Further Adjournment of

Special Meeting of Stockholders

until Wednesday, February 17, 2010

CLIFTON PARK, NY—(December 23, 2009)—On2 Technologies, Inc. (NYSE Amex: ONT) today announced that its stockholders voted to further adjourn its Special Meeting of Stockholders to continue to provide additional time to solicit proxies on the merger proposal, whereby On2 would merge with a wholly owned subsidiary of Google Inc. (NASDAQ: GOOG). At the time that the December 23, 2009 meeting was reconvened, a majority of On2’s outstanding shares of common stock that had been voted were voted in favor of both the merger proposal and the adjournment proposal. However, approval of the merger proposal requires the affirmative vote of a majority of the issued and outstanding shares of On2’s common stock, as opposed to just a majority of the shares voting.

The further adjourned Special Meeting will be reconvened at the Comfort Suites in Venetian Room II at 7 Northside Drive, Clifton Park, NY 12065, at 4:00 p.m. on Wednesday, February 17, 2010. At the further adjourned Special Meeting, holders of On2 common stock will be asked to consider and vote upon the merger proposal and, if necessary, the adjournment proposal, as set forth in the proxy statement/prospectus filed by Google. On2 believes that an adjournment until February 17, 2009 is preferable to another shorter adjournment, such as that between its December 18, 2009 and December 23, 2009 meetings.

Due to, among other things, the amount of time that will have elapsed between the originally scheduled Special Meeting on December 18, 2009 and the further adjourned Special Meeting on February 17, 2010, the heavy trading volume since the previous December 3, 2009 record date, and to give the holders of On2’s common stock who may have purchased shares since the December 3, 2009 record date the opportunity to vote those shares, On2’s Board of Directors believes it is in the best interest of On2’s stockholders to set a new record date for the further adjourned Special Meeting. On2’s Board of Directors has therefore set the close of business on Friday, January 15, 2010 as the new record date for determining stockholders entitled to notice of and to vote at the further adjourned Special Meeting that will be held on February 17, 2010.

Commenting on the further adjournment of the December 23, 2009 Special Meeting and the decision to reconvene the meeting on February 17, 2010 with a new record date, Matthew Frost, Interim Chief Executive Officer of On2, said: “On2’s Board of Directors continues to believe that the proposed transaction with Google is in the best interest of our stockholders and strongly encourages our stockholders to cast their vote in favor of the merger proposal, whether or not they plan to attend the further adjourned Special Meeting on February 17, 2010. We thank the large number of On2 stockholders who have already voted in favor of the merger proposal.”

In light of the new record date, Google will file with the SEC a supplement to the proxy statement/prospectus, dated November 3, 2009, that was filed in connection with the merger, and will mail the same to all holders of record of On2 common stock as of the close of business on January 15, 2010, the new record date for the further adjourned Special Meeting.

Votes by stockholders of record as of the close of business on January 15, 2010 who have previously submitted their proxy or otherwise voted will continue to be counted, unless revoked or otherwise changed, at the further adjourned Special Meeting on February 17, 2010. Stockholders who have questions about the merger, need assistance in submitting their proxy or voting their shares (or changing a prior vote of their shares) should contact On2’s proxy solicitor, Innisfree M&A Incorporated, toll-free at (877) 456-3488, or internationally at +1 (412) 232-3565.

As previously announced, the exchange ratio for the proposed merger has been set at 0.0010. As such, the exchange ratio will remain fixed regardless of when the proposed merger is completed, and holders of On2 common stock will receive, for each share of On2 common stock held by them, the fraction of a share of Google Class A Common Stock equal to the exchange ratio of 0.0010, and/or cash in lieu of any fractional share of Google Class A Common Stock (after aggregating all fractional shares of Google Class A Common Stock issuable to such On2 stockholders).

On2’s Board of Directors recommends that On2 stockholders vote “FOR” the adoption of the merger proposal.

About On2 Technologies

On2 creates advanced video compression technologies that power the video in today’s leading desktop and mobile applications and devices. On2 customers include Adobe, Skype, Nokia, Infineon, Sun Microsystems, Mediatek, Sony, Brightcove, and Move Networks. On2 is also an industry leader in video transcoding software and services. On2 Technologies is headquartered in Clifton Park, New York. For more information visit www.on2.com.

Additional Information and Where to Find It

Google filed a Registration Statement with the SEC in connection with the proposed merger, which includes a Proxy Statement of On2 and also constitutes a Prospectus of Google. The definitive proxy statement/prospectus, dated November 3, 2009, was mailed to holders of On2 Common Stock identified as of October 20, 2009, which was the notice record date for the December 18, 2009 special meeting, and as of December 3, 2009, which was the voting record date for the December 18, 2009 special meeting. In addition, Google plans to file a prospectus supplement to the definitive proxy statement/prospectus, dated November 3, 2009, which will also be mailed to all holders of On2 Common Stock as of January 15, 2010, the new record date for the readjourned special meeting. The Registration Statement, the proxy statement/prospectus and the prospectus supplement contain important information about Google, On2, the proposed merger and related matters. Investors and security holders are urged to read the Registration Statement, the proxy statement/prospectus (including any amendments to it), and the prospectus supplement carefully. Investors and security holders may also obtain free copies of the Registration Statement, the proxy statement/prospectus, and the prospectus supplement (once it is filed) and other documents filed with the SEC by Google and On2 through the web site maintained by the SEC at www.sec.gov and by contacting Google Investor Relations at +1-650-253-7663 or On2 Investor Relations at +1-518-881-4299. In addition, investors and security holders can obtain free copies of the documents filed with the SEC on Google’s website at investor.google.com and on On2’s website at www.on2.com.

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. All statements included in this communication, other than statements of historical fact, that address activities, events or developments that On2 expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements represent On2’s reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause actual outcomes and/or On2’s financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “believe,” “expect,” “will,” “anticipate,” “should,” “plans” and other words of similar meaning. On2 cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Investors should not rely on forward-looking statements because they are subject to a variety of risks and uncertainties and other factors that could cause actual results to differ materially from On2’s expectation. Risks and uncertainties include, among others: the extent to which On2 will continue to incur operating losses in the future; the risk that the conditions to merger set forth in the agreement and plan of merger will not be satisfied and the transaction will not be consummated; uncertainties as to the timing of the merger; uncertainties as to whether holders of On2 Common Stock will approve the merger proposal at the readjourned On2 special meeting or at any adjournments thereof; changes in On2’s business during the period between now and the effective time of the merger that could cause a condition to closing not to be satisfied; as well as other factors detailed in On2’s and Google’s filings with the SEC, including the definitive proxy statement/prospectus, any amendments or supplements thereto and subsequent SEC filings.

Additional information concerning risk factors is contained from time to time in On2’s SEC filings. On2 expressly disclaims any obligation to update the information contained in this presentation. The foregoing risks and uncertainties included herein are not exhaustive.

Contact:

Garo Toomajanian

Investor Relations

On2 Technologies, Inc.

(518) 881-4299

www.on2.com

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